Exhibit 99.1

UNAUDITED CONDENSED

CONSOLIDATED INTERIM

FINANCIAL STATEMENTS

MARCH 31, 2026

KOLIBRI GLOBAL ENERGY INC.

CONDENSED CONSOLIDATED INTERIM

STATEMENTS OF FINANCIAL POSITION

(Unaudited, expressed in Thousands of United States Dollars)

	March 31,	December 31,
	2026	2025
Current assets
Cash and cash equivalents	$2,692	$2,797
Accounts receivable and other receivables	11,929	8,070
Deposits and prepaid expenses	574	769
Fair value of commodity contracts (Note 3)	-	393
	15,195	12,029

Non-current assets
Property, plant and equipment, net (Note 5)	277,447	280,172
Right-of-use assets (Note 6)	1,663	1,741
	279,110	281,913

Total Assets	$294,305	$293,942

Current liabilities
Accounts payable and other payables	$16,754	$23,183
Lease liabilities	1,367	1,419
Fair value of commodity contracts (Note 3)	2,156	-
	20,277	24,602

Non-current liabilities
Loans and borrowings (Note 8)	47,794	48,757
Asset retirement obligations, net	2,286	2,259
Deferred income taxes	14,220	14,083
Lease liabilities (Note 6)	349	365
Fair value of commodity contracts (Note 3)	127	-
	64,776	65,464

Equity
Shareholders’ capital	294,689	294,300
Treasury stock	-	(202)
Contributed surplus	26,941	26,183
Accumulated deficit	(112,378)	(116,405)
	209,252	203,876
Total Equity and Liabilities	$294,305	$293,942

See accompanying notes to unaudited condensed consolidated interim financial statements.

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KOLIBRI GLOBAL ENERGY INC.

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF

OPERATIONS AND COMPREHENSIVE INCOME

THREE MONTHS ENDED MARCH 31

(Unaudited, expressed in Thousands of United States Dollars)

	2026	2025
Revenue
Oil and natural gas revenue, net of royalties (Note 10)	$19,569	$16,372
Other income	-	1
	19,569	16,373
Expenses
Production and operating expenses	2,934	2,227
Depletion, depreciation and amortization (Note 5,6)	5,045	4,063
General and administrative expenses	1,523	1,325
Stock based compensation (Note 9)	365	237
	9,867	7,852

Finance income
Interest income	2	8
	2	8

Finance expense
Realized loss on financial commodity contracts (Note 3)	294	-
Unrealized loss on financial commodity contracts (Note 3)	2,877	35
Interest on loans and borrowings (Note 8)	1,057	696
Foreign exchange loss	1	1
Interest on lease liability	40	26
Accretion expense	27	25
	4,296	783

Net income before income taxes	5,408	7,746
Income tax expense	1,381	1,981

Net income and comprehensive income	$4,027	$5,765

Basic net income per share (Note 7)	$0.11	$0.16
Diluted net income per share (Note 7)	$0.11	$0.16

See accompanying notes to unaudited condensed consolidated interim financial statements.

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KOLIBRI GLOBAL ENERGY INC.

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF

CHANGES IN SHAREHOLDERS’ EQUITY

(Unaudited, expressed in Thousands of United States dollars)

	Share Capital		Treasury Stock		Contributed		Total
	Shares	Amount	Shares	Amount	Surplus	Deficit	Equity

Balance at January 1, 2026	35,471,833	$294,300	(44,075)	$(202)	$26,183	$(116,405)	$203,876
Stock based compensation	-	-	-	-	404	-	404
Stock options exercised (Note 9)	5,000	6	-	-	(3)	-	3
Restricted stock issued (Note 9)	95,232	787	-	-	(787)	-	-
Treasury share purchases	-	-	(53,684)	(202)	-	-	(202)
Retirement of treasury shares	(97,759)	(404)	97,759	404	-	-	-
Stock based compensation reserve for income taxes	-	-	-	-	1,144	-	1,144
Net income	-	-	-	-	-	4,027	4,027
Balance at March 31, 2026	35,474,306	$294,689	-	$-	$26,941	$(112,378)	$209,252

Balance at January 1, 2025	35,460,309	$295,309	-	$-	$25,380	$(131,882)	$188,807
Stock based compensation	-	-	-	-	277	-	277
Stock options exercised	40,500	167	-	-	(82)	-	85
Treasury share purchases	-	-	(16,000)	(130)	-	-	(130)
Retirement of treasury shares	(12,000)	(97)	12,000	97	-	-	-
Stock based compensation reserve for income taxes	-	-	-	-	452	-	452
Net income	-	-	-	-	-	5,765	5,765
Balance at March 31, 2025	35,488,809	$295,379	(4,000)	$(33)	$26,027	$(126,117)	$195,256

See accompanying notes to unaudited condensed consolidated interim financial statements.

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KOLIBRI GLOBAL ENERGY INC.

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS

THREE MONTHS ENDED MARCH 31

(Unaudited, expressed in Thousands of United States Dollars)

	2026	2025

Cash flows from operating activities
Net income	$4,027	$5,765
Adjustments for:
Depletion, depreciation and amortization	5,045	4,063
Accretion expense	67	51
Interest expense	1,057	696
Income tax expense	1,381	1,981
Unrealized loss on financial commodity contracts (Note 3)	2,877	35
Stock based compensation (Note 9)	365	237
Amortization of loan acquisition costs	37	37
Cash paid for interest	(1,232)	(1,032)
Change in non-cash working capital (Note 4)	(2,533)	1,174
Net cash from operating activities	11,091	13,007

Cash flows from investing activities
Additions to property, plant and equipment (Note 5)	(1,872)	(9,953)
Change in non-cash working capital (Note 4)	(7,684)	3,934
Net cash used in investing activities	(9,556)	(6,019)

Cash flows from financing activities
Repayment of loans and borrowings	(4,000)	(6,000)
Proceeds from loans and borrowings	3,000	-
Purchases of treasury stock	(202)	(130)
Principal paid on lease payments	(401)	(353)
Interest paid on lease payments	(40)	(26)
Proceeds from stock option exercises	3	85
Net cash used in financing activities	(1,640)	(6,424)

Change in cash and cash equivalents	(105)	564
Cash and cash equivalents, beginning of period	2,797	4,314
Cash and cash equivalents, end of period	$2,692	$4,878

See accompanying notes to unaudited condensed consolidated interim financial statements.

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Notes to the Unaudited

Condensed Consolidated Interim Financial Statements

For the three months ended March 31, 2026

(Unaudited, expressed in Thousands of United States dollars except per share information)

1.	NATURE OF OPERATIONS

Kolibri Global Energy Inc. (the “Company” or “KEI”) was incorporated under the Business Corporations Act (British Columbia) on May 6, 2008. KEI is a North American energy company focused on finding and exploiting energy projects in oil and gas. Through various subsidiaries, the Company owns and operates energy properties in the United States. The Company continues to utilize its technical and operational expertise to identify and acquire additional projects in oil and gas. The Company’s shares are traded on the Toronto Stock Exchange under the stock symbol KEI and on the NASDAQ under the stock symbol KGEI.

The unaudited condensed consolidated interim financial statements were approved by the Company’s Board of Directors on May 13, 2026.

2.	BASIS OF PRESENTATION

These unaudited condensed consolidated interim financial statements have been prepared in accordance with International Financial Reporting Standards and International Accounting Standards as issued by the International Accounting Standards Board (IASB) and Interpretations (collectively “IFRS Accounting Standards”) applicable to the preparation of interim consolidated financial statements, including International Accounting Standard (“IAS”) 34, Interim Financial Reporting (“IAS 34”), on a basis consistent with those accounting policies, except as described below, and methods of computation as the annual consolidated financial statements of the Company for the year ended December 31, 2025. The disclosures provided below are incremental to those included with the annual consolidated financial statements and certain disclosures, which are normally required to be included in the notes to the annual consolidated financial statements, have been condensed or omitted. These unaudited condensed consolidated interim financial statements should be read in conjunction with the audited consolidated financial statements and notes thereto in the Company’s annual filings for the year ended December 31, 2025.

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Notes to the Unaudited

Condensed Consolidated Interim Financial Statements

For the three months ended March 31, 2026

(Unaudited, expressed in Thousands of United States dollars except per share information)

3.	COMMODITY CONTRACTS

At March 31, 2026 the following financial commodity contracts were outstanding and recorded at estimated fair value:

		Total Volume Hedged	Price
Commodity	Period	(BBLS)	($/BBL)
Oil – Fixed Price Swap	April 2026	16,000	94.05
Oil – WTI Costless Collars	April 1, 2026 to June 30, 2026	48,300	$57.00 - $75.25
Oil – WTI Deferred Put	April 1, 2026 to June 30, 2026	9,900	$52.70
Oil – WTI Deferred Put	April 1, 2026 to June 30, 2026	3,900	$49.50
Oil – Fixed Price Swap	May 2026	15,000	82.60
Oil – Fixed Price Swap	June 2026	14,000	84.60
Oil – WTI Costless Collars	July 1, 2026 to September 30, 2026	48,300	$50.25 - $66.75
Oil – WTI Deferred Put	July 1, 2026 to September 30, 2026	13,800	$49.50
Oil – WTI Costless Collars	July 1, 2026 to December 31, 2026	84,000	$61.50 - $91.00
Oil – WTI Costless Collars	October 1, 2026 to December 31, 2026	24,000	$52.25 - $69.00
Oil – WTI Costless Collars	October 1, 2026 to December 31, 2026	5,100	$52.60 - $70.00
Oil – WTI Deferred Put	October 1, 2026 to December 31, 2026	14,400	$49.75
Oil – WTI Deferred Put	October 1, 2026 to December 31, 2026	18,600	$50.50
Oil – WTI Deferred Put	January 1, 2027 to March 31, 2027	36,000	$49.75
Oil – WTI Costless Collars	January 1, 2027 to March 31, 2027	18,000	$57.50 - $80.25
Oil – WTI Costless Collars	January 1, 2027 to September 30, 2027	54,000	$57.00 - $77.50
Oil – WTI Deferred Put	April 1, 2027 to June 30, 2027	36,000	$50.40
Oil – WTI Costless Collars	July 1, 2027 to September 30, 2027	36,000	$56.00 - $75.50

The estimated fair value results in a $2.3 million liability as of March 31, 2026 (December 31, 2025: $0.4 million asset) for the financial oil and gas contracts which has been determined based on the prospective amounts that the Company would receive or pay to terminate the contracts, consisting of a current liability of $2.2 million and a long-term liability of $0.1 million (December 31, 2025: current asset of $0.4 million). The Company’s commodity derivative contracts are classified as Level 2 fair value measurements which are based on valuation models and techniques where the significant inputs are derived from quoted indices.

The realized and unrealized gains/losses from the financial commodity contracts are as follows:

	Three months ended March 31,
($000s)	2026	2025

Realized loss on financial commodity contracts	$(294)	-

Unrealized loss on financial commodity contracts	$(2,877)	(35)

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Notes to the Unaudited

Condensed Consolidated Interim Financial Statements

For the three months ended March 31, 2026

(Unaudited, expressed in Thousands of United States dollars except per share information)

4.	SUPPLEMENTAL CASH FLOW INFORMATION

Changes in non-cash flow working capital is comprised of:

	Three months ended March 31,
	2026	2025

Accounts receivables and other receivables	$(3,859)	$1,994
Deposits and prepaid expenses	195	87
Accounts payable and other payables	(6,553)	3,027
	$(10,217)	$5,108

Related to operating activities	$(2,533)	$1,174

Related to investing activities	$(7,684)	$3,934

5.	PROPERTY, PLANT AND EQUIPMENT, NET

	Development and Production Assets	Processing and Other Equipment	Total
Cost or deemed cost
Balance at January 1, 2025	$319,355	$1,447	$320,802
Additions (a)	63,000	22	63,022
Balance at December 31, 2025	$382,355	$1,469	$383,824
Additions (b)	1,908	-	1,908
Balance at March 31, 2026	$384,263	$1,469	$385,732
Accumulated depletion and depreciation
Balance at January 1, 2025	$86,448	$1,392	$87,840
Depletion and depreciation	15,789	23	15,812
Balance at December 31, 2025	$102,237	$1,415	$103,652
Depletion and depreciation	4,629	4	4,633
Balance at March 31, 2026	$106,866	$1,419	$108,285

Net carrying amounts
At December 31, 2025	$280,118	$54	$280,172
At March 31, 2026	$277,397	$50	$277,447

(a)	Includes non-cash additions of $226 from capitalized stock-based compensation and $198 from assets related to ARO liabilities.
(b)	Includes non-cash additions of $39 from capitalized stock-based compensation and $- from assets related to ARO liabilities.

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Notes to the Unaudited

Condensed Consolidated Interim Financial Statements

For the three months ended March 31, 2026

(Unaudited, expressed in Thousands of United States dollars except per share information)

6.	RIGHT OF USE ASSETS

Right of Use Assets
Balance at January 1, 2025	$748
Additions	2,219
Amortization	(1,226)
Balance at December 31, 2025	$1,741
Additions	336
Amortization	(414)
Balance at March 31, 2026	$1,663

7.	EARNINGS PER SHARE

	Three months ended March 31,
	2026	2025
Basic earnings per share

Net income	$4,027	$5,765

Weighted average number of common shares - basic	35,479	35,485

Net income per share – basic	$0.11	$0.16

Diluted earnings per share

Net income	$4,027	$5,765

Effect of outstanding options, RSUs and future service	573	919

Weighted average number of common shares - diluted	36,052	36,404

Net income per share – diluted	$0.11	$0.16

8.	LOANS AND BORROWINGS

In June 2025, the Company’s US subsidiary amended the credit facility, which is secured by the US subsidiary’s interests in the Tishomingo Field. The credit facility, which is now held by a bank syndicate that includes both BOK Financial and Arvest Bank, expires in June 2029 and is intended to fund the drilling of the Caney wells in the Tishomingo Field. The payments on the credit facility are interest only until the June 2029 maturity.

The borrowing base of the credit facility is $65.0 million and the Company has an available borrowing capacity of $16.5 million at March 31, 2026. The credit facility is subject to a semi-annual review and redetermination of the borrowing base. The credit facility was redetermined in October 2025 at the same $65 million borrowing capacity. In May 2026, the credit facility was redetermined with an increase in borrowing capacity to $75 million. Future commitment amounts will be subject to new reserve evaluations and there is no guarantee that the size and terms of the credit facility will remain the same after the borrowing base redetermination. Any redetermination of the borrowing base is effective immediately and if the borrowing base is reduced, the Company has six months to repay any shortfall.

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Notes to the Unaudited

Condensed Consolidated Interim Financial Statements

For the three months ended March 31, 2026

(Unaudited, expressed in Thousands of United States dollars except per share information)

The credit facility has two primary quarterly debt covenants. One covenant requires the US subsidiary to maintain a positive working capital balance which includes any unused excess borrowing capacity and excludes the fair value of commodity contracts, the current portion of long-term debt (the “Current Ratio”). The second covenant ensures the ratio of outstanding debt and long-term liabilities to a trailing twelve month adjusted EBITDAX amount (the “Maximum Leverage Ratio”) be no greater than 3 to 1 at any quarter end. Adjusted EBITDAX is defined as net income excluding interest expense, depreciation, depletion and amortization expense, and other non-cash and non-recurring charges including severance, share based compensation expense and unrealized gains or losses on commodity contracts. If a covenant is not met, this would be an event of default and the loan would be repayable on demand.

The Company was in compliance with both covenants for the quarter ended March 31, 2026. At March 31, 2026, the Current Ratio of the US Subsidiary was 1.76 to 1.0 and the Maximum Leverage Ratio was 1.17 to 1.0 for the three months ended March 31, 2026.

At March 31, 2026, loans and borrowings of $48.5 million (December 31, 2025: $49.5 million) are presented net of loan acquisition costs of $0.7 million (December 31, 2025: $0.7 million).

9.	STOCK BASED COMPENSATION

The number and weighted average exercise prices of stock options are as follows (in Canadian dollars):

	Three months ended March 31, 2026			Three months ended March 31, 2025
	Number of options		Weighted average exercise price	Number of options		Weighted average exercise price

Outstanding at January 1	882,621	C$	3.28	1,073,924	C$	2.94
Exercised	(5,000)		0.80	(40,500)		3.00
Outstanding at March 31	877,621	C$	3.29	1,033,424	C$	2.94

Exercisable at March 31	784,908	C$	3.18	756,011	C$	2.33

Weighted average share price on date of exercise	5,000	C$	5.17	40,500	C$	11.09

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Notes to the Unaudited

Condensed Consolidated Interim Financial Statements

For the three months ended March 31, 2026

(Unaudited, expressed in Thousands of United States dollars except per share information)

The range of exercise prices for the outstanding stock options is as follows (in Canadian dollars):

	Number of outstanding stock options		Weighted average exercise price	Weighted average contractual life (years)

C$4.90 to C$6.04	242,234	C$	5.48	7.2
C$1.80 to C$4.90	357,190		3.74	6.6
C$0.80 to C$1.80	278,197		0.80	0.8
	877,621	C$	2.94	4.9

The number and weighted average fair value of restricted stock units (RSUs) are as follows (in Canadian dollars):

	Three months ended March 31, 2026			Three months ended March 31, 2025
	Number of RSUs		Weighted average fair value	Number of RSUs		Weighted average fair value

Outstanding at January 1	509,959	C$	9.36	232,125	C$	4.53
Granted	377,390		6.26	285,692		11.74
Vested	(99,375)		11.45	-		-
Outstanding at March 31	787,974	C$	7.61	517,817	C$	8.51

The fair value at grant date for the RSUs was the closing share price on the date of grant.

Share based compensation was recorded as follows:

	Three months ended March 31,
	2026	2025

Expensed	$365	$237

Capitalized	$39	$40

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Notes to the Unaudited

Condensed Consolidated Interim Financial Statements

For the three months ended March 31, 2026

(Unaudited, expressed in Thousands of United States dollars except per share information)

10.	REVENUES

The following table presents the Company’s gross oil and gas revenue disaggregated by revenue source:

	Three months ended March 31,
	2026	2025

Oil revenue	$21,844	$18,048
Natural gas revenue	1,562	1,318
NGL revenue	1,258	1,654
	$24,664	$21,020
Royalties	(5,095)	(4,648)
	19,569	16,372

11.	INCOME TAXES

Income tax expense is charged at 25.5% and 25.7% for the three months ended March 31, 2026 and 2025, respectively, representing the best estimate of the average annual effective tax rate expected to apply for the full year, applied to the pre-tax income of the three-month period.

12.	CONTINGENT LIABILITIES

From time to time, the Company may be involved in various legal matters. Management believes that as of March 31, 2026, there are no legal matters whose resolution could have a material adverse effect on the unaudited condensed consolidated financial statements.

At March 31, 2026 the Company has entered into a drilling agreement with a cancellation provision requiring the Company to make a payment of approximately $0.5 million in the event the contract is terminated or canceled by the Company. Management does not consider it probable that a payment obligation will arise and no liability has been recognized in the unaudited condensed consolidated financial statements.

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